SEC 1815 (11-2002) Previous versions obsolete	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OMB APPROVAL
OMB Number: 3235-0116
Expires: August 31, 2005
Estimated average burden hours per response: 6.00

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  August, 2002

Commission File Number __________________________________________

Cryopak Industries Inc. (Translation of registrant's name into English)
1053 Derwent Way, Delta, B.C., Canada, V3M 5R4 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....X..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

News Release

Cryopak Reports Results for FY 2002 and Q1 2003

Company achieves record sales in FY 2002 and record sales & profit in Q1 2003

VANCOUVER, B.C. – AUGUST 9, 2002 – Cryopak Industries Inc. (OTCBB: CYPKF) (TSX Venture:  CII) is pleased to announce its financial results for the fiscal year ended March 31, 2002, as well as the results for the first quarter of fiscal 2003 ended June 30, 2002.

President and CEO, John Morgan comments:

“We are extremely pleased with the progress we have made to date towards achieving our corporate objectives. The past year was characterized by growth in all segments of our business and we put in place the pieces that will allow us to efficiently execute our growth plan. We fell short of our guidance as a result of an unusually slow fourth quarter, as well as unplanned marketing expenses for the Simply Cozy and Flexible Ice™ Blanket retail launches.”

“Our first quarter results confirm that we are on track. Significant progress was made in developing both our industrial and retail business bases, and we anticipate a return on our marketing investment in the next two fiscal years as we move towards full advertising support for our products.”

Financial Highlights, FY 2002:

· Annual sales record of $8.50 million for the fiscal year ended March 31, 2002

· 59% increase in sales over the $5.30 million (the previous record) reported last year

· Record EBITDA for fiscal 2002 at $886,821, as compared to negative $253,777 in fiscal 2001

· Gross profits totaled $3.88 million, compared to $2.22 million in fiscal 2001

· Net loss for the year was $273,759 ($0.01 per share), as compared to a loss of $1.39 million the previous year ($0.07 per share)

Corporate Highlights, FY 2002:

· First ‘annual’ positive cash flow from operations

· Record sales for the Flexible Ice™ Blanket, up 44% versus previous record

· Record sales of the re-launched Simply Cozy retail product

· New pharmaceutical services contracts with Wyeth Canada, Glaxo Canada and Vivus Pharma

· Addition of new retail outlets: Wal-Mart Canada, The Bay, Zellers, Costco Canada and

Winn- Dixie

· Successful integration of the Northland companies

· Expansion of the Technical Advisory Board

· Addition of former Technical Advisory Board member Vincent Migliore as Cryopak's Vice President of Package Development

· Cryopak retained by outside group to develop “food service” product that exploits our knowledge base and our technology – significant development work has been completed and a patent will be applied for in fiscal 2003

Financial Highlights, Q1 2003:

· Record sales of $3.16 million for the three months ended June 30, 2002

· 52% increase in sales over the $2.10 million reported for the same period last year

· Profit rose to $364,024 ($0.014 per share), an increase of 338% over the profit for the comparable quarter last year

· Record EBITDA of $622,209 for the first quarter, as compared to $351,123 for the comparable period last year

· Gross profits for the first quarter were $1.66 million, up from $1.04 million for the comparable period ended June 30, 20001

Corporate Highlights, Q1 2003:

· Completion of $6 million financing with new strategic partners, the Claridge/Bronfman Group and the Sandoz Financial Services Group of Switzerland

· Largest single order in Cryopak’s history from Costco Wholesale Inc.

· Doubled production capacity for the Flexible Ice™ Blanket with the addition of second machine

· Completed significant physical and efficiency improvements in the production facility

· Appointment of Gary Gross as Director of Marketing

· Commencement of a corporate finance relationship with Kirlin Securities of Syoset, New York, to satisfy U.S. corporate finance needs

· Initiation of serious discussions and negotiations with potential acquisition targets

· Initiation of discussions with potential new technology additions for product line-up.

· Forward booking of significant commitments for next spring by large U.S. retailers (the first time that Cryopak’s products have been installed in “plan-o-grams” for major retailers)

· Increase in operating line to $950,000 by Coast Capital Savings

· Appointment of John McEwen as Chairman of the Board

Outlook for FY 2003:

“Our main objective for 2003 is to accelerate growth while demonstrating significant profit growth – early indications are very positive,” said Morgan. “We had sales increases in nearly all segments of our business in Q1, and we expect an increase in pharma sales in Q2 and Q3. Progress with respect to planned acquisitions is being made and we anticipate that the company will complete an acquisition in the next quarter that is accretive to earnings and whose products and services are of strategic significance for our mission and our vision. Further, we fully expect to be operating in Europe and other parts of the world by the end of this current fiscal year.”

Consolidated Statement of Operations:

The following table provides highlights taken from the statement of operations from the first quarter of fiscal 2003, and the last fiscal year. All figures are in Canadian dollars and are prepared in accordance with Canadian generally accepted accounting principles. The full version of the annual audited financials and the quarterly report, including the president’s report and management discussion, will be available on the Internet later this month via SEDAR at http://www.sedar.com. You will also be able to download the documents from Cryopak’s Website at http://www.cryopak.com/s/Investors.asp.

Three months ended

Twelve months ended (audited)

June 30, 2002 June 30, 2001

March 31, 2002     March 31, 2001

Sales

$3,157,480

$2,077,121

$8,452,729

$5,322,079

Gross profit

1,663,894

1,037,910

3,879,247

2,216,768

Income/(Loss)

622,209

351,123

886,821

(253,777)

before amortization

interest and other items

Income/(Loss)

546,578

238,803

488,852

(623,790)

from operations

Net Income/(Loss)

364,024

83,146

(273,759)

(1,390,621)

for the period

Income/(Loss)

$0.014

$0.004

$(0.01)

$(0.07)

per share

Weighted average

26,737,774

20,962,444

21,042,389

20,962,444

common shares

Outstanding

About Cryopak:

Cryopak Industries Inc. develops, manufactures and markets quality temperature-controlling products such as the premium patented Cryopak Flexible Ice™ Blanket, as well as flexible hot and cold compresses, gel packs, and instant hot and cold packs. Cryopak products are used during transport to ensure critical temperature maintenance for pharmaceuticals, airline food and beverages, seafood and all other perishable items. The Company’s products are also used for first aid, medical and physiotherapy treatments, and, through retail distribution, for daily all-purpose chilling applications. With almost 10 years of experience in research and development, Cryopak also offers expert testing and consulting services to help companies optimize their cold-chain management programs. For more information about Cryopak Industries Inc. or its products, visit the Company’s Website at ww.cryopak.com.

Cryopak Industries Inc. trades on both the OTC Bulletin Board and on the TSX Venture Exchange  (OTCBB: CYPKF and TSX Venture: CII).

ON BEHALF OF THE BOARD OF DIRECTORS

“John Morgan”, President, CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Certain statements contained herein are “forward-looking” statements (as such term is defined in the Private Securities Reform Act of 1995). Because such statements include risks and uncertainties, actual results may differ from those expressed or implied by such forward-looking statements.

CONTACT: Adam Rabiner, Cryopak Communications Director, toll-free, 800-735-8922 or (604) 685-3616 or J. Pollack & Company, Investor Relations, toll-free, 888-733-0466 or (561) 731-2215, or by e-mail:  info@cryopak.com.

This is the form of material change report required under section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

CRYOPAK INDUSTRIES INC.

1053 Derwent Way

Delta, B.C. V3M 5R4

Item 2.

Date of Material Change

August 8, 2002

Item 3.

Press Release

August 9, 2002; Vancouver, B.C.

Item 4.

Summary of Material Change

The Company reports financial results for fiscal year ended 2002 and first quarter ended June 30, 2002. The Company achieved record sales in fiscal year 2002 and record sales and profit in the first quarter for fiscal year 2003.

Item 5.

Full Description of Material Change

The highlights for fiscal year ended March 31, 2002 are:

-  Annual sales record of $8.50 million, a 59% increase over the $5.30 million reported last year

-  Record EBITDA of $886,821, as compared to negative $253,777 in fiscal 2001

-  Gross profits totaled $3.88 million, compared to $2.22 million in fiscal 2001

-  Net loss for the year was $273,759, as compared to a loss of $1.39 million the previous year

-  New pharmaceutical services contracts with Wyeth Canada, Glaxo Canada and Vivus Pharma and addition of new retail outlets (Wal-Mart Canada, The Bay, Zellers, Costco Canada and Winn- Dixie)

-  Expansion of the Technical Advisory Board and addition of former Technical Advisory Board member Vincent Migliore as Cryopak's Vice President of Package Development

The highlights for the quarter ended June 30, 2002 are:

-  Record sales of $3.16 million, a 52% increase over the $2.10 million reported for the same period last year

-  Profit rose to $364,024, an increase of 338% over the profit for the comparable quarter last year and record EBITDA of $622,209 as compared to $351,123 for the comparable period last year

-  Gross profits were $1.66 million, up from $1.04 million for the comparable period ended June 30, 2001

-  Completion of $6 million financing with new strategic partners, the

Claridge/Bronfman Group and the Sandoz Financial Services Group

-  Largest single order in Cryopak’s history from Costco Wholesale Inc.

-  Addition of second machine for production of the Flexible Ice™ Blanket

-  Appointment of Gary Gross as Director of Marketing

-  Commencement of a corporate finance relationship with Kirlin Securities to satisfy U.S. corporate finance needs

-  Appointment of John McEwen as Chairman of the Board

Item 6.

Reliance on section 85(2) of the Act

N/A

Item 7.

Omitted Information

N/A

Item 8.

Senior Officers

John F. Morgan, President

Tel: (604) 515-7977

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED this 9th day of August, 2002.

“John F. Morgan”

(signature)

John F. Morgan

Name

President

Position

Vancouver, B.C.

Place of Declaration

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cryopak Industries Inc.
By: “Doug Reid” Doug Reid, CFO

Date:  January 8, 2003

* Print the name and title of the signing officer under his signature.